AB 9/17/15

Public

SECURIT 15027688 MISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 15 2015
17 REGISTRATIONS BRANCH

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Portsmouth Financial Services

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Montgomery Street, Suite 200
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis P. Collins (415) 543-8500
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND (Address and City) Florida (State) 32751 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

9/18

OATH OR AFFIRMATION

I, Dennis P. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Portsmouth Financial Services, as of June 30, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Public Notary

WALTER J. BANKOVITCH
Commission # 2118281
Notary Public - California
San Francisco County
My Comm. Expires Jul 30, 2019

This report** contains (check all applicable boxes);

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2015

ASSETS

Cash and cash equivalents	$	290,040
Deposit – Pershing & Co.		50,000
Commissions Receivable		310,241
Prepaid Expenses and Other Assets		56,449
Furniture and Equipment, less accumulated Depreciation of $104,519		58,052
TOTAL ASSETS	$	764,782

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Salaries and Commissions	$	242,397
Accured Expenses		75,473
Notes Payable - Stockholder		107,408
TOTAL LIABILITIES		425,278
STOCKHOLDERS' EQUITY		
Common stock - no par value:		
Authorized 500,000 shares - voting		
100,000 – non-voting		
Issued and outstanding 120,862 shares		120,862
Paid in capital		35,261
Retained earnings		183,381
TOTAL STOCKHOLDERS' EQUITY		339,504
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	764,782

The accompanying notes are an integral part of these financial statements